Elevance Renewable Sciences, Inc.

2501 Davey Road

Woodridge, IL 60517

August 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Attn:	Pamela Long
Chambre Malone
Craig Slivka
Tracey McKoy
Alfred Pavot

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Elevance Renewable Sciences, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of its registration statement on Form S-1 (File No. 333- 176933), originally filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2011 and subsequently amended on November 14, 2011, December 22, 2011 and March 9, 2012, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company is requesting withdrawal of the Registration Statement because it recently raised additional funds through a private placement of preferred stock.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax or email a copy of the order to the undersigned at (630) 633-7295 or klynne.johnson@elevance.com with a copy to the Company’s outside legal counsel, R. Henry Kleeman of Kirkland & Ellis LLP, at (312) 862-2055 or henry.kleeman@kirkland.com. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please telephone Mr. Kleeman at (312) 862-2055.

Yours Truly, Elevance Renewable Sciences, Inc.

By:	/s/ K’Lynne Johnson
Name:	K’Lynne Johnson
Title:	Chief Executive Officer